FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X                                               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b):

82-

On December 8, 2008, the Registrant issued a press release announcing that on December 8, 2008, Teva Pharmaceuticals USA, Inc., the principal U.S. subsidiary of the Registrant (“TUSA”), fully drew down two loans in an aggregate principal amount of $1,750,000,000 in connection with the Registrant’s pending acquisition of Barr Pharmaceuticals, Inc. (“Barr”). The loans are comprised of a $750,000,000 term loan (the “Leumi Loan”) provided by Bank Leumi USA (“Leumi”) and a $1,000,000,000 term loan (the “Hapoalim Loan”) provided by Bank Hapoalim B.M. (“Hapoalim”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Leumi Loan

The Leumi Loan is evidenced by a Loan Agreement, dated as of November 26, 2008, by and between TUSA and Leumi, as administrative agent (the “Leumi Loan Agreement”), and in connection therewith, TUSA has issued a promissory note in the principal amount of $750,000,000 in favor of Leumi (the “Leumi Note”). The Leumi Loan has a final maturity date of November 25, 2009 and bears interest at an annual rate equal to the Adjusted LIBOR Rate plus the Applicable Eurodollar Margin, as defined in the Leumi Loan Agreement. In accordance with the Leumi Loan Agreement, the proceeds of the Leumi Loan will ultimately be used to fund a portion of the cash purchase price of the Barr acquisition.

In connection with the Leumi Loan, the Registrant has executed in favor of Leumi an Unlimited Guaranty, dated as of November 26, 2008 (the “Leumi Guaranty”), pursuant to which the Registrant has guaranteed the obligations of TUSA under the Leumi Loan Agreement. The Registrant has also executed in favor of Leumi a Letter of Undertakings, dated as of November 26, 2008 (the “Leumi Letter”), pursuant to which the Registrant has agreed, on behalf of itself and its subsidiaries, to comply with various customary covenants, including certain financial covenants and covenants that restrict the incurrence of indebtedness, the granting of liens, the sale of assets and merger activity.

Copies of the Leumi Loan Agreement, the Leumi Note, the Leumi Guaranty and the Leumi Letter are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

The Hapoalim Loan

The Hapoalim Loan is evidenced by a Loan Agreement, dated as of December 4, 2008, by and between TUSA and Hapoalim, as administrative agent (the “Hapoalim Loan Agreement”), and in connection therewith, TUSA has issued a promissory note in the principal amount of $1,000,000,000 in favor of Hapoalim (the “Hapoalim Note”). The Hapoalim Loan has a final maturity date of November 7, 2009 and bears interest at an annual rate equal to the sum of the LIBOR Spread, the LIBOR Rate and the Applicable Margin, as defined in the Hapoalim Loan Agreement. In accordance with the Hapoalim Loan Agreement, the proceeds of the Hapoalim Loan will ultimately be used to fund a portion of the cash purchase price of the Barr acquisition.

In connection with the Hapoalim Loan, the Registrant has executed in favor of Hapoalim a Deed of Continuing Guarantee, dated as of December 4, 2008 (the “Hapoalim Guarantee”), pursuant to which the Registrant has guaranteed the obligations of TUSA under the Hapoalim Loan Agreement. The Registrant has also executed in favor of Hapoalim a Letter of Undertaking, dated as of December 4, 2008 (the “Hapoalim Letter”), pursuant to which the Registrant has agreed, on behalf of itself and its subsidiaries, to comply with various customary covenants, including certain financial covenants and covenants that restrict the incurrence of indebtedness, the granting of liens, the sale of assets and merger activity.

Copies of the Hapoalim Loan Agreement, the Hapoalim Note, the Hapoalim Guarantee and the Hapoalim Letter are attached hereto as Exhibits 99.6, 99.7, 99.8 and 99.9, respectively, and are incorporated herein by reference.

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 8, 2008.

99.2	Loan Agreement, dated as of November 26, 2008, by and among Teva Pharmaceuticals USA, Inc., Bank Leumi USA, as administrative agent, and the lenders party thereto.

99.3	Promissory Note, dated November 26, 2008, issued by Teva Pharmaceuticals USA, Inc. in favor of Bank Leumi USA.

99.4	Unlimited Guaranty, dated as of November 26, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Leumi USA.

99.5	Letter of Undertakings, dated November 26, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Leumi le-Israel B.M.

99.6	Loan Agreement, dated as of December 4, 2008, by and among Teva Pharmaceuticals USA, Inc., Bank Hapoalim B.M., as administrative agent, and the lenders party thereto.

99.7	Promissory Note, dated December 4, 2008, issued by Teva Pharmaceuticals USA, Inc. in favor of Bank Hapoalim B.M.

99.8	Deed of Continuing Guarantee, dated as of December 4, 2008, by Teva Pharmaceutical Industries Limited in favor of Bank Hapoalim B.M.

99.9	Letter of Undertaking, dated December 4, 2008, issued by Teva Pharmaceutical Industries Limited in favor of Bank Hapoalim B.M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh Title: Chief Financial Officer

Date: December 8, 2008